UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 50249
                       ----------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)

                            The Leather Factory, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.0024
                         (Title of Class of Securities)

                                    522126101
                                 (CUSIP Number)

    Patrick A. Reardon
     Attorney-at-Law
201 Main Street, Suite 585                   Address Effective February 4, 2002:
  Fort Worth, Texas 76102                    ----------------------------------
       (817) 348-8801                          210 West Sixth Street, Suite 401
    Fax: (817) 348-8804                             Fort Worth, Texas 76102



           (Name, Address and Telephone Number of person authorized to receive notices and communications)

                                January 14, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (X).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 2 of 10



--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
I.R.S.IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                                   Ronald C. Morgan.
================================================================================
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                (A) ( X )

                                (B) ( X )
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                                    PF,OO
================================================================================
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED BY
         ITEMS 2(d) OR 2(e)         (   )
================================================================================
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States of America
================================================================================
                                7)  SOLE VOTING POWER
                                    113,897
NUMBER OF                       ------------------------------------------------
SHARES                          8)  SHARED VOTING POWER
BENEFICIALLY                    ------------------------------------------------
OWNED BY EACH                       6,158,176
REPORTING                       ------------------------------------------------
PERSON WITH                     9)  SOLE DISPOSITIVE POWER
                                    113,897
                                ------------------------------------------------
                                10) SHARED DISPOSITIVE POWER
                                    6,158,176
                                ------------------------------------------------
11.)     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH
         REPORTING PERSON           6,158,176
================================================================================
12.)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES    (   )
================================================================================
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    61.6%
================================================================================
14)      TYPE OF REPORTING PERSON
                                    IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 3 of 10


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S.IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
                                    Robin L. Morgan
================================================================================
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                (A) ( X )

                                (B) ( X )
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                                    PF,OO
================================================================================

5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          BY ITEMS 2(d) OR 2(e)     ( X )
================================================================================
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
================================================================================
                                7)  SOLE VOTING POWER
 NUMBER OF                          53,153
 SHARES                         ------------------------------------------------
 BENEFICIALLY                   8)  SHARED VOTING POWER
 OWNED BY EACH                  ------------------------------------------------
 REPORTING                          6,158,176
 PERSON WITH                    ------------------------------------------------
                                9)  SOLE DISPOSITIVE POWER
                                    53,153
--------------------------------------------------------------------------------
10)  SHARED DISPOSITIVE POWER
                                    6,158,176
--------------------------------------------------------------------------------
11.)     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH
         REPORTING PERSON           6,158,176
================================================================================
12.)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES    (   )
================================================================================
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    61.6%
================================================================================
14)      TYPE OF REPORTING PERSON
                                    IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 4 of 10


Item 1.  Security and Issuer

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.0024 par value per share (the "Common Stock"), of The Leather Factory, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive offices at 3847 East Loop 820 South, Fort Worth, Texas 76119.

Item 2.  Identity and Background

(a)      Filing persons' names: Ronald C. Morgan and Robin L. Morgan


(b)      Business address: 3847 East Loop 820 South, Fort Worth, Texas 76119
         ----------------

(c) Present principal occupation or employment: Mr. Morgan's principal occupation is as the Issuer's President and Chief Operating Officer. Mrs. Morgan's principal occupation is as the Issuer's Vice President--Administration. The Issuer's name and address appear in Item 1 above.

(d) Certain criminal proceedings: During the last five years, neither Mr. Morgan nor Mrs. Morgan has been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) Certain civil proceedings: During the last five years, neither Mr. Morgan nor Mrs. Morgan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of these laws.

(f)      Citizenship: Mr. and Mrs. Morgan are citizens of the United States.


         Mr. and Mrs. Morgan may be deemed members of a "group," as that term is used in Section 13(d)(3) of the Act. They also may be deemed to be members of a group with Mr. Thompson. Mr. and Mrs. Morgan disavow being a member of a group with Mr. Thompson, and they disavow beneficial ownership (as that term is used in Rule 13d-3) of the shares of the Common Stock held by Mr. Thompson.

         Mr. Thompson is presently the Issuer's Chairman of the Board and Chief Executive Officer. He maintains his business address at the address indicated in part (b) of this Item 2. His responses to parts (d)-(f) of this Item 2 are the same as Mr. and Mrs. Morgan's.


                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 5 of 10



Item 3.  Source and Amount of Funds or Other Consideration

         Set forth below is information regarding possibly material transactions by Mr. or Mrs. Morgan that have not previously been disclosed on Schedule 13D.
Mr. and Mrs. Morgan previously filed reports on Schedule 13G.

  Date          Direct Shares       ESOP Account       Source of Funds             Transaction
  ----          -------------       ------------       ---------------             -----------
9/27/1993           3,263,246                -0-       Acquisition by        These shares were acquired as
                                                       reason of merger.     a result of a merger.  See
                                                                             Item 4.

7/26/1994            (29,028)                -0-       N/A                   Sold to the ESOP  (defined  in
                                                                             Item 4).

12/21/1994              3,000                -0-       Personal funds        Purchase   of  shares  in  the
                                                                             market.

12/22/1994              2,000                -0-       Personal funds.       Purchase  of  shares  in  the
                                                                             market.

5/16/1995             (5,700)                -0-       N/A                   Gifts to individuals.

10/4/1995           (129,250)                -0-       N/A                   Gifts to various employees.

1/4/1996             (26,668)                -0-       N/A                   Gifts to relatives.

1/4/1996                5,700                -0-       Gift                  Received as gifts.

5/21/1996               5,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.

5/24/1996               5,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.

9/5/1996               10,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market.

9/17/1996               5,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market

5/21/1998              25,000                -0-       Personal funds.       Purchase   of  shares  in  the
                                                                             market


                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 6 of 10

  Date          Direct Shares       ESOP Account       Source of Funds             Transaction
  ----          -------------       ------------       ---------------             -----------

12/31/1998                -0-             98,786       Compensation.         Allocated to Mr. Morgan's
                                                                             ESOP account

12/31/1998                -0-             49,139       Compensation.         Allocated to Mrs. Morgan's
                                                                             ESOP account

12/31/2000                -0-              8,087       Compensation.         Allocated to Mr. Morgan's
                                                                             ESOP account

12/31/2000                -0-              4,007       Compensation.         Allocated to Mrs. Morgan's
                                                                             ESOP account

 3/6/2001               7,008                -0-       Inherited.            Inherited by Mr. Morgan

         Set forth below is information regarding possibly material transactions by Mr. Thompson that have not previously been disclosed on Schedule 13D. Mr.
Thompson previously filed reports on Schedule 13G.

  Date          Direct Shares       ESOP Account       Source of Funds             Transaction
  ----          -------------       ------------       ---------------             -----------
9/27/1993           3,115,833                -0-       Acquisition by        These shares were acquired
                                                       reason of merger.     as a result of a merger.
                                                                             See Item 4.

9/27/1993                 -0-             87,065       Compensation          Allocated to ESOP account.
7/26/1994            (27,336)                -0-       N/A                   Sold to the ESOP.

12/27/1994           (33,000)                -0-       N/A                   Charitable donation.

12/31/1994                -0-              5,864       Compensation          Allocated to ESOP account

10/4/1995           (126,750)                -0-       N/A                   Gifts to various employees.

12/21/1995           (28,000)                -0-       N/A                   Charitable donation.


                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 7 of 10

  Date          Direct Shares       ESOP Account       Source of Funds             Transaction
  ----          -------------       ------------       ---------------             -----------

12/31/1996           (60,000)                -0-       N/A                   Charitable donation.

5/28/1998           (100,000)                -0-       N/A                   Transferred to an investor
                                                                             pursuant to exercise of an
                                                                             option.

9/15/1998              20,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

12/15/1998              5,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

12/16/1998             10,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

1/8/1999                7,000                -0-       Personal funds        Purchase of shares in the
                                                                             market.

12/31/2000                -0-              8,977       Compensation          Allocated to ESOP account

12/31/2001           (27,000)                -0-       N/A                   Charitable gift.  See Item 5.


Item 4.  Purpose of Transaction

         Prior to June of 1993, Mr. and Mrs. Morgan and Mr. Thompson were the principal officers, directors and shareholders in The Leather Factory, Inc., a privately-held Texas corporation engaged in activities similar to those now conducted by the Issuer ("TLF-Texas"). In June 1993, Mr. and Mrs. Morgan and Mr. Thompson acquired shares of National Transfer & Register Corp. ("National"), a Colorado corporation with equity securities publicly traded. At that time, National had no business activities. Also, at that time, Mr. and Mrs. Morgan and Mr. Thompson were elected to the board of directors of National.

         In July 1993, transactions were consummated that resulted in TLF-Texas being acquired by National and National assuming the former operations of TLF-Texas. A total of 7,805,478 newly issued shares of common stock were issued to Mr. and Mrs. Morgan and Mr. Thompson, after giving effect to a 1-for-24 reverse stock split and a change of the corporate domicile to Delaware. As a result of these transactions, the Issuer was formed and Mr. and Mrs. Morgan acquired 3,263,246 shares of its Common Stock.

                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 8 of 10

         Since formation of the Issuer, Mr. and Mrs. Morgan and Mr. Thompson have been executive officers involved in the operation of the Issuer. Also since 1993, Mr. and Mrs. Morgan and Mr. Thompson have been directors of the Issuer. Mr. and Ms. Morgan and Mr. Thompson are the three most senior officers of the Issuer, and they are involved in making material decisions regarding the Issuer's policies and practices, and they are from time to time involved in the consideration of various matters by the Issuer's Board of Directors.

         Except as set forth above, Mr. and Mrs. Morgan and Mr. Thompson have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer or a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition or control of the Issuer by any other person, (h) a class of the Issuer's securities being deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Seciton 12(g)(4) of the Act, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Mr. and Mrs. Morgan are the beneficial owners of 3,301,350 shares of Common Stock (33.0% percent of the total outstanding shares). Of this amount, 160,042 shares are allocated to their ESOP accounts (106,889 shares in the account of Mr. Morgan and 53,153 shares in the account of Mrs. Morgan). Mr. and Mrs. Morgan each has sole voting power with respect to the shares of Common Stock allocated to his or her ESOP account, although each has a community property interest in the shares of Common Stock allocated to the other spouse's ESOP account. Mr. Morgan alone owns 7,008 shares, and he has voting and dispositive power with respect to these shares. Mr. and Mrs. Morgan share voting and dispositive power with respect to 3,134,300 shares of Common Stock held jointly by them.

         In addition, Mr. Thompson currently is the beneficial owner of 2,856,826 shares of Common Stock (28.6% percent of the total outstanding shares). Of this amount, 104,679 shares are held in The Leather Factory, Inc. Employee Stock Ownership Plan ("ESOP") and are allocated to Mr. Thompson's account. Mr. Thompson has the right to vote the shares held in his ESOP account. Mr. Thompson's wife, Sally A. Thompson, is co-holder of all of the shares of Common Stock held by Mr. Thompson. She has a community property interest in the shares allocated to his ESOP account.

                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                 Page 9 of 10

         If Mr. and Mrs. Morgan are deemed to be the beneficial owners of Mr. Thompson's shares, they are the beneficial owner of 6,158,176 shares of Common Stock, or 61.6% of the total shares of Common Stock outstanding. Mr. and Mrs. Morgan disavow beneficial ownership of the shares held by Mr. Thompson.

         On or about December 31, 2001, Mr. Thompson made a charitable donation of 27,000 shares of Common Stock to an educational institution. At that time, the shares were valued at $2.08 per share.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.

                                SCHEDULE 13D
                               (Amendment No. __)
CUSIP No. 522126101                                                Page 10 of 10

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           January 14, 2002
--------------------------------------------------------------------------------
Date
--------------------------------------------------------------------------------
                           /s/ Ronald C. Morgan
Signature
--------------------------------------------------------------------------------
                           Ronald C. Morgan, Reporting Person
Name/Title




                           January 14, 2002
--------------------------------------------------------------------------------
Date
--------------------------------------------------------------------------------
                           /s/ Robin L. Morgan
Signature
--------------------------------------------------------------------------------
                           Robin L. Morgan, Reporting Person
Name/Title



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).